[redacted]

08029117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2008

Washington, DC
111

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 15009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OneAmerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Square
(No. and Street)

Indianapolis (City) IN (State) 46282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas A. Filing 317-285-1525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 N. Meridian Street, Suite 1700 Indianapolis, IN 46204
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas A. Filing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OneAmerica Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laura M Speheger
Notary Public State of Indiana
Marion County
My Commission Expires 09/04/2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OneAmerica Securities, Inc.

Financial Statements and Supplementary Schedules
Pursuant to SEC Rule 17a-5
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

Report of Independent Auditors

To the Board of Directors and the Shareholder of
OneAmerica Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of OneAmerica Securities, Inc. (the "Company") at December 31, 2007, and the results of its operations and changes in stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As further described in Note 4, the Company's accumulated deficit as of December 31, 2006 has been restated.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Indianapolis, Indiana
February 27, 2008

OneAmerica Securities, Inc.
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 771,835
Deposit with clearing broker	25,000
Accrued commissions receivable	1,645,139
Prepaid expenses	25,310
Other assets	3,166
Total assets	$ 2,470,450
Liabilities and stockholder's equity	
Liabilities	
Commissions payable	$ 1,331,097
Due to parent	197,749
Legal settlements	525,000
Other liabilities	58,884
Total liabilities	$ 2,112,730
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding at stated amount of $75 per share	$ 30,000
Additional paid-in capital	3,667,000
Accumulated deficit	(3,339,280)
Total stockholder's equity	357,720
Total liabilities and stockholder's equity	$ 2,470,450

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Operations
For year ended December 31, 2007

Revenues	
Commissions	$ 27,047,261
Investment advisor fees	2,099,417
Interest & miscellaneous income	61,397
Revenue sharing	9,710,584
Total revenues	38,918,659
Expenses	
Sales commissions and clearing charges	26,341,887
Salaries and other employee benefits	1,291,044
Administrative	254,262
General office expenses	143,935
Rent	74,038
Travel	59,681
Regulatory licenses and fees	116,544
Revenue sharing	9,710,584
Legal settlements	571,930
Other	598,127
Total expense	39,162,031
Loss before income taxes	(243,373)
Income tax expense—federal (Note 3)	(74,140)
Net loss	$ (169,233)

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Changes in Stockholder's Equity
For year ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2006 (Restated) - Note 4	30,000	$ 3,667,000	$ (3,170,047)	$ 526,953
Net loss	-	-	(169,233)	(169,233)
Balance at December 31, 2007	$ 30,000	$ 3,667,000	$ (3,339,280)	$ 357,720

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Cash Flows
For year ended December 31, 2007

Cash flows from operating activities	
Net income (loss)	$ (169,233)
Adjustments to reconcile net loss to net cash used for operating activities	
Net changes in assets and liabilities	
Increase in accrued commissions receivable	(454,476)
Decrease in other assets and prepaid expenses	8,620
Increase in commissions payable	314,601
Decrease in other liabilities	(77,591)
Decrease in due to parent	(212,640)
Increase in legal settlements	525,000
Total adjustments	103,514
Net cash used for operating activities	(65,719)
Net decrease in cash and cash equivalents	(65,719)
Cash and cash equivalents, beginning of year	837,554
Cash and cash equivalents, end of year	$ 771,835
Supplementary information	
Cash paid to parent for income taxes	$ 73,184

The accompanying notes are an integral part of these financial statements.

1. Organization and Selected Significant Accounting Policies

Organization and Business

OneAmerica Securities, Inc. (the "Company") is a registered securities broker-dealer and was organized in 1969 as a wholly owned subsidiary of American United Life Insurance Company ("AUL") for the purpose of selling mutual fund shares. During 1998, pursuant to an agreement with the Financial Industry Regulatory Authority ("FINRA"), the Company was permitted to expand its business to act as an introducing securities broker-dealer for the sales of equity and fixed income securities.

Cash and Cash Equivalents

For the purpose of the statements of financial condition and cash flows, the Company considers all highly liquid instruments with maturity of three months or less to be cash equivalents. The carrying value of these equivalents approximates fair value.

Commissions

Commissions are recorded when earned, along with their related expenses, on a trade-date basis.

Related Parties

AUL furnishes personnel, office space and other services to the Company under a service agreement, which specifies monthly payment, by the Company, of the costs assigned to these services by AUL. The methodology for the determination of these costs is intended to reflect the actual costs incurred by AUL on behalf of the Company. For the year ended December 31, 2007, AUL provided certain administrative services to the Company for which it was reimbursed $600,000. The Company provided certain administrative services to AUL for which it was reimbursed $560,004. These amounts are included as part of administrative expenses in the statement of operations.

For the year ended December 31, 2007, commission revenues and commission expenses include $12,301,019 from AUL from the distribution of variable annuity and retirement products that are proprietary to AUL ("proprietary income") and $9,710,584 of revenue sharing income and expense. Both amounts represent commission revenue and commission expense to AUL that require reporting through a broker dealer. The fees received are recognized as income and then subsequently paid to AUL representing an expense. The net income statement impact for both proprietary income and expense and revenue sharing income and expense is $0.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk in Financial Instruments

A portion of the Company's cash equivalents are exposed to credit loss to the extent of funds held in money market accounts. At December 31, 2007, the Company held $670,500 in a money market mutual fund, which is not federally insured.

The clearing and depository operations for the Company's nonmutual fund securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2007, the accrued commissions receivable reflected on the statement of financial condition includes $343,873 representing amounts due from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate its exposure to credit risk.

Contingencies
In the normal course of its business, the Company is contingently liable to its clearing broker for cash payment requirements of customer securities transactions and the failure of delivery of securities sold by a customer.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1.

At December 31, 2007, the Company had net capital, as defined, of $300,747 and $159,898 in excess of minimum requirements, and its ratio of aggregate indebtedness to net capital was 7.02 to 1.

3. Income Taxes

The Company is a member of a group that files a consolidated federal income tax return. State income tax returns, except for Indiana, are expected to be filed separately from AUL. The Company is a party to a tax sharing agreement with AUL that principally provides that the Company will pay (or receive) an amount equal to tax on its current year taxable income (or loss) generated. Payments made to (or received from) AUL for the Company's separate tax liability (or recovery) are made through routine intercompany settlements.

As required, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized measured, presented and disclosed in the financial statements. FIN 48 requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is more-likely-than-not (i.e. greater than 50-percent) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. A tax position that meets the more-likely -than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for taxes payable (or a reduction of a tax refund receivable), including the recognition of any related interest and penalties as a component of tax incurred. Implementation of FIN 48 included a review of tax positions taken in all open tax years. No tax examinations are in progress or anticipated at this time.

Open tax years are those that are open to examination by the tax authorities (i.e., the last 4 tax year ends and the interim tax period since then). During the third quarter of 2007, the Internal Revenue Service concluded its examination of the 2004 consolidated federal income tax return of which the Company is a member. The Company did not incur any assessment due to this examination. The Company has not been formally apprised of the Service's intent to audit subsequent years.

As of December 31, 2007, management of the Company has reviewed all open tax years and concluded that the adoption of FIN 48 resulted in no effect to the Company's tax liability, financial position or results of operations. There is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Payments made by the Company to AUL under the tax sharing agreement amounted to $73,184 during 2007. At December 31, 2007, included in the amount due to parent is a payable for current tax expense of $114,780, and a receivable for deferred tax of $294,853.

4. Prior Period Adjustment

The Company's accumulated deficit at December 31, 2006 has been adjusted to reflect the correction of errors in recording bonuses prior to 2007.

The impact of this restatement on the accompanying financial statements is as follows:

	As Previously Reported	As Restated
Accumulated Deficit, December 31, 2006	$ (3,062,165)	$ (3,170,047)
Total Stockholder's Equity, December 31, 2006	634,835	526,953

As a result of the restatement, the reported net income of $66,440 on the 2006 financial statements would have been a net loss of $41,442. The ratio of indebtedness to net capital of 3.32 to 1 as previously reported at December 31, 2006 in Part II of Form X-17A-5 under Rule 15c3-1 would have been 3.57 to 1.

5. New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS no. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. As of December 31, 2007, the Company does not believe the adoption of SFAS No. 157 will impact the financial statement amounts; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on the statement of operations.

6. Subsequent Event

On January 16, 2008, the Company received a capital contribution of $500,000 from its parent, AUL.

Supplementary Information

OneAmerica Securities, Inc.
Computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1
December 31, 2007

Total stockholder's equity	$ 357,720
Nonallowable assets	
Prepaid expenses	(25,310)
Accounts receivable and deposits	(182,489)
Other additions and or credits	
Discretionary bonus accrual (net of tax)	164,236
Net capital before haircuts	314,157
Haircuts	13,410
Net capital	300,747
Computation of Basic Net Capital Requirement	
Minimum net capital required	140,849
Excess net capital	$ 159,898
Computation of Aggregate Indebtedness	
Commissions payable	$ 1,331,097
Due to parent	197,749
Legal settlements	525,000
Other liabilities	58,884
Aggregate indebtedness	$ 2,112,730
Ratio of aggregate indebtedness to net capital	7.02 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Part 11A Focus report filing as of December 31, 2007.

OneAmerica Securities, Inc.

Determination of Reserve Requirements and Information Relating to Possession or Control Requirement under Securities and Exchange Commission rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(ii). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.